National Security Solutions Inc.

437 Madison Avenue, 38th Floor

New York, New York 10022

April 27, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall

Re:	National Security Solutions Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No. 333-149737

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), National Security Solutions Inc. (the “Registrant”) hereby applies to the U.S. Securities and Exchange Commission (the “Commission”) for an order granting the withdrawal of its Registration Statement on Form S-1 (File No. 333-149737), together with all exhibits and amendments thereto (the “Registration Statement”). The Registration Statement was initially filed with the Commission on March 14, 2008.

The Registrant has elected not to proceed with the transaction covered by the Registration Statement. No securities were sold pursuant to the Registration Statement. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid by the Registrant in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

Please forward a copy of the order withdrawing the Registration Statement to the undersigned at National Security Solutions Inc., 437 Madison Avenue, 38th Floor, New York, New York 10022.

If you have any questions or require additional information, please do not hesitate to contact the undersigned at (212) 328-2100.

Thank you for your assistance in this matter.

Sincerely,

National Security Solutions Inc.

By:	/s/ Larry D. Hall
Larry D. Hall
Chief Financial Officer and Treasurer